[redacted]

09055216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-1-13675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2007 (MM/DD/YY) AND ENDING 11-30-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 WELLINGTON STREET WEST, 31ST FLOOR
(No. and Street)

TORONTO (City) ONTARIO (State) M5K 1E9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER E.SCHERER 416-865-4250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

SUITE #3000 BOX 82, ROYAL TRUST TOWER, TD CENTRE, TORONTO, ONTARIO M5K 1G8
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER E. SCHERER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGF SECURITIES, INC., as of NOVEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO of AGF SECURITIES, INC.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGF SECURITIES, INC.

(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

Pursuant to Rule 17a-5 of the Securities and Exchange Commission

NOVEMBER 30, 2008

January 28, 2009

AGF SECURITIES, INC.

I have examined the Focus Report, Part II of AGF Securities, Inc. as at November 30, 2008 and affirm that, to the best of my knowledge and belief, it is a true, correct and complete disclosure of the financial condition of AGF Securities, Inc. I affirm that, to the best of my knowledge and belief, neither AGF Securities, Inc. nor any stockholder, officer or director of AGF Securities, Inc. has any proprietary interest in any account classified solely as a customer.

Peter E. Scherer
Chief Financial Officer, AGF Securities, Inc.

Sworn to before me this 28th day of January 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 28, 2009

Auditors' Report

To the Shareholder and the Board of Directors of
AGF Securities, Inc.

We have audited the statement of financial condition of **AGF Securities, Inc.** (the Company) as at November 30, 2008 and the statements of operations, cash flows and changes in shareholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and the results of its operations and its cash flows for the year then ended in accordance with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the U.S. Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 28, 2009

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 - Broker/Dealer

To the Board of Directors of
AGF Securities, Inc.

In planning and performing our audit of the financial statements of **AGF Securities, Inc.** (the Company) as of and for the year ended November 30, 2008, in accordance with Canadian generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives in Rule 17a-5(g)(1), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve system; and
3. Obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers, as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow the management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with United States generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the U.S. Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of November 30, 2008 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the U.S. Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

STATEMENT OF FINANCIAL CONDITION
(stated in United States Dollar currency)
AS OF NOVEMBER 30, 2008

Assets		
Cash	$	1,754,386
Accounts receivable from AGF Management Limited, net (Note 5)		33,751
Deposit with carrying broker		25,000
Receivable from carrying broker, net (Note 7)		2,972
Deferred tax asset		630
Investment in AGF Securities (Canada) Limited		4,070
Investments in marketable securities, at fair value (Note 2)		64,500
Total assets	$	1,885,309
Liabilities		
Income taxes payable	$	1,180
Total liabilities		1,180
Shareholder's equity		
Common stock (Note 3)		25,850
Additional paid-in capital		51,700
Retained earnings		1,806,579
Total shareholder's equity		1,884,129
Total liabilities and shareholder's equity	$	1,885,309

(The accompanying notes are an integral part of the Financial Statements)

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

STATEMENT OF OPERATIONS
(stated in United States Dollar currency)
FOR THE YEAR ENDED NOVEMBER 30, 2008

Revenues		
Interest (Note 5)	$	62,574
Change in unrealized loss of investments		(65,580)
Total revenues		(3,006)
Expenses		
General and administrative expenses (Note 5)		28,455
Total Expenses		28,455
Loss before income tax benefit		(31,461)
Income taxes (Note 8)		
Current		(9,452)
Deferred		19,674
Total income tax benefit		10,222
Net loss	$	(21,239)

(The accompanying notes are an integral part of the Financial Statements)

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED NOVEMBER 30, 2008
(stated in United States Dollar currency)

	Total Shareholder's Equity	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, December 1, 2007	$ 1,905,368	$ 25,850	$ 51,700	$ 1,827,818
Net loss	(21,239)	-	-	(21,239)
Balance, November 30, 2008	$ 1,884,129	$ 25,850	$ 51,700	$ 1,806,579

(The accompanying notes are an integral part of the Financial Statements)

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

STATEMENT OF CASH FLOWS
(stated in United States Dollar currency)
FOR THE YEAR ENDED NOVEMBER 30, 2008

Cash flows from operating activities		
Net loss	$	(21,239)
Adjustments to reconcile net loss to net cash used in operating activities		
Deferred income taxes		(19,674)
Change in unrealized loss of investments		65,580
Change in operating assets and liabilities		
Accounts receivable from AGF Management Limited, net		(29,161)
Accounts payable and accrued liabilities		(4,266)
Payable to/Receivable from carrying broker		(661)
Income taxes payable		(20,200)
Net cash used in operating activities		(29,621)
Net decrease in cash		(29,621)
Cash, beginning of year		1,784,007
Cash, end of year	$	1,754,386
Supplemental disclosure of cash flow information:		
Cash paid for taxes during the year	$	33,100

(The accompanying notes are an integral part of the Financial Statements)

AGF SECURITIES, INC.
(Incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2008

1. Description of Business

AGF Securities, Inc. (the "Company") is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is a New York Corporation that is a wholly owned subsidiary of AGF Management Limited. Formerly an introducing broker, it is currently not active and its primary source of revenues is interest derived from cash and investments.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual amounts could differ from these estimates.

Foreign Currency Translation

The accounts of the Company are stated in United States currency. Revenues and expenses occurring in other than United States currency have been translated into United States currency at the rate of exchange prevailing at the dates of the transactions. Asset and liability balances are translated at the rate of exchange prevailing at the year end. Foreign currency gains and losses are included in the general and administrative expenses and are not material.

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, provides guidance for measuring fair value and requires certain disclosures. It does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. FAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement would need to be determined based on the assumptions that market participants would use in pricing the asset or liability. On December 1, 2007, the Company adopted FAS 157 for financial assets and liabilities. The Company will adopt the provisions of FAS 157 for non-financial assets and non-financial liabilities that are recognized and disclosed at fair value on a nonrecurring basis, for its fiscal year beginning December 1, 2008.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commissions

Commission revenues and expenses and related clearing fees are recorded on a trade date basis.

Investment in Affiliate

This represents a long term investment in AGF Securities (Canada) Limited and is carried at cost.

Investments in marketable securities

The Company's investments in marketable securities consist of NASDAQ Stock Market Inc. shares and are carried at fair value (using quoted price in active market). Changes in fair value of investments are reflected in the statement of operations.

Interest income

Interest is recognized on the accrual basis.

3. Share Capital

At November 30, 2008, the share capital consisted of 125,000 authorized common stock with a par value of $1 per share of which 25,850 shares were issued and fully paid.

4. **Net Capital Requirements**

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is required to maintain minimum net capital equal to the greater of 6 2/3 of aggregate indebtedness, as defined, or $5,000, in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended.

At November 30, 2008, the Company's net capital of $1,715,284 as calculated in accordance with the provisions of Rule 15c3-1, exceeded required net capital of $5,000 by $1,710,284 and the ratio of aggregate indebtedness to net capital was 0.001 to 1. The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k-1 of that rule because it is a limited business and neither holds customer funds nor performs custodial functions relating to customer securities.

5. **Related Party Transactions**

Interest revenue of $61,228 was earned from AGF Management Limited, the Company's parent. Salaries, audit and insurance fees totalling $26,758 were paid on behalf of the Company by its parent company. These services are in the normal course of operations and are recorded at the amount of the consideration agreed to by the parties. Such payments are reimbursed by the Company.

6. **Fair Value of Financial Instruments**

The fair value of the Company's financial instruments reflects the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. the "exit price"). The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Marketable securities are carried at fair value due to their nature and normal commercial terms and conditions and as such fall within Level 1 of the above fair value hierarchy.

7. Receivable from Carrying Broker

The Company uses one carrying broker to clear securities transactions. The receivable from carrying broker recorded on the statement of financial condition represents amounts due to the Company on settled securities transactions. The Company monitors the credit worthiness of the carrying broker.

8. Income Taxes

The Company's income tax expense includes:

Corporate tax expense (benefit) based on statutory rate	
Current – Federal	$9,352
Current – State	100
Deferred – Federal	(19,674)
Effective Income tax benefit	$(10,222)

The tax effect of the temporary difference on marketable investments gives rise to a deferred tax asset of $630.

Supplementary Schedule

A copy of Form X-17A-5, Part II (Focus Report) is available for review at the Company's Toronto office and at the Washington office of the Securities and Exchange Commission.

AGF SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
of the Securities and Exchange Commission
(stated in United States Dollar currency)

		November 30, 2008
Shareholder's equity	$	1,884,129
Deductions and / or charges:		
Non-allowable assets		63,451
Other deductions and/or charges		95,000
Net capital before haircuts on securities positions		1,725,678
Deduct: Haircuts on securities		10,394
Net Capital	$	1,715,284

Aggregate Indebtedness:

Total Liabilities	$1,180
Aggregate Indebtedness	$1,180
Computation of basic net capital requirements Minimum net capital required (higher of 6 2/3% of aggregate indebtedness or $5,000)	$5,000
Excess net capital	$1,710,284
Ratio: Aggregate indebtedness to net capital	0.001 to 1

Note: No material differences exist between the Net Capital computation above and the computation included in the unaudited amended FOCUS report Form X-17 A-5, Part II filed as of January 27, 2009.

END